May 2, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Ingersoll-Rand Company Limited
Registration Statement on Form S-4, Amendment No. 2
Filed April 24, 2008
File No. 333-149537

Ladies and Gentlemen:

On behalf of Ingersoll-Rand Company Limited (“Ingersoll Rand”), we hereby submit for your review Amendment No. 3 to the above-referenced Registration Statement of Ingersoll Rand (“Amendment No. 3”), originally filed with the Commission on March 4, 2008, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 3, which have been marked to show changes made to Amendment No. 2 to the Registration Statement as filed with the Commission on April 24, 2008, as well as four unmarked copies of Amendment No. 3.

Set forth below are Ingersoll Rand’s and, where applicable, Trane Inc.’s (“Trane”) responses to the comments contained in the letters of the Staff of the Commission to Ingersoll Rand, dated April 29, 2008, April 30, 2008 and May 2, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

April 29, 2008 letter: Exhibit 5.1

1.	The revised opinion contains several blanks and identifies itself as a form of opinion. Please obtain a final and dated opinion of counsel.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

2.	As your registration statement has already been filed, please obtain an opinion of counsel that eliminates the reference in the first paragraph to a registration statement “to be filed” with the United States Securities and Exchange Commission.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

3.	It is unclear why it is necessary to refer to the board resolution in the second paragraph as a “PDF” copy. Please obtain an opinion of counsel that eliminates this reference.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

4.	We note the revisions to the opinion in response to prior comment 10. However, while it appears that your counsel has removed the language in question from the list of assumptions in the third paragraph, counsel has added similar language in clause (ii) of the second paragraph. Such clause contains conclusions of law that continue to qualify counsel’s opinion. Please obtain a revised opinion of counsel that eliminates this qualification.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

5.	We note the revisions to the opinion in response to prior comment 11. However, while it appears that your counsel has removed the language in question from the list of assumptions in the third paragraph, counsel has added a similar assumption to the fourth paragraph. We therefore reissue prior comment 11. Provide us with your analysis of how the law of another jurisdiction could affect the opinion required in Exhibit 5.1.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

April 30, 2008 letter: Exhibit 5.1

1.	We have reviewed the draft version of Exhibit 5.1 that you have submitted as correspondence on EDGAR on April 30, 2008. The opinion that you file as an exhibit should not assume any of the material facts underlying the opinion or that are readily ascertainable. For example, we note clause (b) of the third paragraph. Please obtain a revised opinion that removes clause (b).

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

2.	In addition, clause (d) of the third paragraph contains conclusions of law that are a necessary requirement of the ultimate opinion given. Please obtain a revised opinion of counsel that removes this assumption.

In response to the Staff’s comments, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 3.

May 2, 2008: Exhibit 5.1

1.	Based on the correspondence submitted under Conyers Dill & Pearman’s letterhead as well as a telephone conversation between Joseph McCann, Staff Attorney, and David Cooke of Conyers Dill on April 30, 2008, it appears that a risk exists that the shares of Ingersoll-Rand common stock issued as part of the merger consideration may not be fully paid. Please provide us with a discussion and analysis of the consequences under Bermuda law should this occur. For example, but without limitation, will former Trane stockholders who receive shares of Ingersoll-Rand common stock that are not fully paid have the same rights as Ingersoll-Rand stockholders who have received fully paid shares? May the board of directors of Ingersoll-Rand legally issue shares of common stock that are not fully paid? Would such issued shares be non-assessable?

Ingersoll Rand believes that there is no risk that the Ingersoll Rand Class A common shares issued as part of the merger consideration will not be fully paid. As a theoretical matter, in response to the Staff’s comments, we have provided the responses below regarding the impact if the shares of Ingersoll Rand common shares issued as part of the merger consideration are not fully paid.

Under Bermuda law, whether a company distinguishes between shareholders who hold fully paid shares versus holders of partially or nil paid shares is dependant on whether the bye-laws of the company provide for such distinction. The Bye-laws of Ingersoll-Rand do not provide for any distinction between shareholders in this regard.

Shares may be issued at par value or at a higher price. However, the purchase price at which they are issued for cannot be less than their par value. Bermuda law permits shares to be issued fully paid, partially paid or nil paid provided that at least the par value portion of the consideration is received. As such, the board of directors of Ingersoll-Rand may legally issue shares of common stock that are not fully paid where the issue price is above par value and the par value portion has been received.

Under Bermuda law if shares are issued partially or nil paid as per above, then the holder of such shares is liable to pay to the company the balance owing on such amount unpaid. In this case, the shares are being issued as part of a share exchange pursuant to the merger. Provided that the value of the Trane shares received for each Exchange Share of Ingersoll-Rand issued is at least equal to US$1, each exchange share will be fully paid and the former Trane shareholder would not be liable to pay Ingersoll-Rand any further sums.

*****

Please note that Ingersoll Rand has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mario Ponce (212-455-3442) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce

Mario Ponce

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

cc:	Patricia Nachtigal, Esq.
Ingersoll-Rand Company Limited

Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Joseph McCann
Securities and Exchange Commission

Angela Crane
Securities and Exchange Commission

Kevin Kuhar
Securities and Exchange Commission